

September 26, 2011

Mr. Osvaldo Burgos Schirmer
Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul
Brazil CEP 90220-005

  RE: **Gerdau S.A.**
    Form 20-F for the Year Ended December 31, 2010
    Filed June 02, 2011
    File No. 1-14878

Dear Mr. Schirmer:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

History, page 19

Note 31 — Subsequent Events, page F-88

1. We note your disclosure of the 20 million tonne coal reserves for the Cleary Holding Corporation and the iron ore resource statements of 2.9 billion tonnes for your Iron Ore operations. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 or Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

  • Property and geologic maps,

- Description of your sampling and assaying procedures,

- Drill-hole maps showing drill intercepts,

- Representative geologic cross-sections and drill logs,

- Description and examples of your cut-off calculation procedures,

- Cutoff grades used for each category of your reserves and resources,

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves,

- A detailed description of your procedures for estimating reserves,

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses, and

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

2. Please state your reserves separately as proven and/or probable reserves. Proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement to that effect is including with your disclosure. Absent this condition, proven and probable reserves should always be segregated.

History, page 19

3. We note your annual production of 1,000,000 tonnes of coking coal at your Cleary Holding Corporation. Supplementally provide us with your annual production for the last 3 years along with the average price or the transfer price received for your salable coal. Please discuss the changes to your reserves due to continued production and coal price changes.

Operating and Financial Review and Prospects, page 46

Significant events affecting financial performance during 2010, page 50

4. We note your disclosure that fluctuations in the foreign exchange rate between the US dollar and the Brazilian real is a significant factor that affected your financial results in both 2009 and 2010. However, it does not appear that you have discussed the material impact of such fluctuations on your income from operations in the year-over-year discussion of your financial results. In future filings, please describe and quantify the specific impact of the exchange rate within your year-over-year discussion so that it is clear how such fluctuations in the exchange rate, in addition to other factors, materially impacted your financial results. See Item 5.A.3. of Form 20-F.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009, page 51

5. We note that your discussion does not fully discuss the factors that led to the changes in various line items from period-to-period, and does not always quantify these factors when they are provided. For example, when discussing net sales in the Brazil Business Operation, you mention that you gave price discounts to customers, that the manufacturing industry played an "important role" in the increase in demand, and that demand "remains robust" in the construction industry. However, the individual impact of each of these factors, and whether there were other factors contributing to the increase in net sales, is unclear. Further, you do not describe the business reasons behind such factors, such as the discounts granted to customers. These are just examples. In future filings, please identify the factors leading to the changes in your line items from period-to-period for each of your Business Operations, and quantify these factors where possible. Further, please discuss whether you believe these factors are the result of a trend and, if so, whether you expect it to continue and how it may impact revenues, income from continuing operations, your planned acquisitions, your available liquidity, or any other factors. See Item 5.A.1. of Form 20-F and SEC Release No. 33-8350.

6. We note that you frequently cite the net sales per tonne for your various Business Operations. In future filings, please present such information in a chart within your Operating and Financial Review and Prospects so that the significance of this figure for each of your Business Operations is apparent.

Cost of Sales and Gross Profit, page 52

7. We note that the current discussion of your cost of sales does not quantify the reasons for the changes in your cost of revenues from period-to-period. This discussion of cost of revenues should address your main cost drivers and how it impacted your gross profit. For example, you note the increase of cost of sales as compared to the increase in net sales, and how this impacted gross profit and margin, but you do not specify the reasons why cost of sales

increased, aside from noting that there were higher raw material prices. In future filings, please include an analysis of the specific cost drivers, such as the increase in raw material prices, and quantify the specific impact on your cost of sales.

Liquidity and Capital Resources, page 64

Financial Agreements, page 67

8. We note your statement that the information regarding your material financial agreements outstanding at year end 2009 are contained in you 2009 Annual Report on Form 20-F. In future filings, please include all of the information required by Item 5.B. of Form 20-F within your current Annual Report on Form 20-F.

Directors, Senior Management and Employees, page 77

9. In future filings, please clearly disclose the current position of each officer and clearly state which individuals currently serve on the board of directors. For example, it is unclear from the current disclosure whether Klaus Gerdau Johannpeter is currently an executive officer or member of the board of directors, or both.

Board Practices, page 80

10. Please disclose details relating to the Compensation and Succession Committee, including a summary of the terms of reference under which the committee operates. See Item 6.A.C.3. of Form 20-F.

Stock Ownership, page 84

11. In future filings, please disclose, on an individual basis, the options granted to each individual listed, including the title and amount of securities called for by the options, the exercise price, the purchase price, if any, and the expiration date of the options. See Item 6.E.1. of Form 20-F.

Major Shareholders, page 84

12. In future filings, please provide the portion of each class of securities held in the United States and the number of record holders in the United States. See Item 7.A.2. of Form 20-F.

Related-Party Transactions, page 85

13. We note that you have provided a general description of your related party transactions, but do not provide the specifics of such transactions as required by Item 7.B. of Form 20-F. In future filings, please provide all information required by this item. Please provide us with draft disclosure showing how you will present this information in future filings.

Offer and Listing Details, page 91

14. We note that you do not provide the information required by Item 9.A.4. of Form 20-F for your common shares listed on the Sao Paulo Stock Exchange. Please provide such information in future filings, or alternatively, tell us why you are not required to do so.

Memorandum and Articles of Association, page 96

15. We note your statement that the information required by Item 10.B. of Form 20-F was included in your Registration Statement on Form 20-F filed on June 30, 2005. In future filings, please include all of the information required by Item 10.B. of Form 20-F within your Annual Report on Form 20-F. In particular, we note that your investors own both common and preferred stock, and that the rights attaching to such shares, including the voting rights, are different. Please ensure that the information you provide in response to this item includes a complete description of the rights, preferences and restrictions attaching to each class of shares. Please provide us with draft disclosure showing how you will present this information in future filings.

Taxation, page 100

16. We note that your disclosure regarding taxation addresses only preferred shares and ADRs. In future filings, please revise your discussion to also include the information required by Item 10.E. of Form 20-F for your common shares.

American Depositary Shares, page 109

17. In future filings, please describe all fees that a holder of your ADRs may have to pay, either directly or indirectly, including all of the information required by Item 12.D.3. of Form 20-F.

Audit Committee Financial Expert, page 111

18. We note that your audit committee financial expert is independent "within the meaning of the SEC rules." Please advise whether your audit committee financial expert is independent according to the NYSE listing standards. See Item 16A(a)(2) of Form 20-F.

Note 31 — Subsequent Events, page F-88

19. We note you disclose the measured, indicated, and inferred resources for your iron ore operations total 2.9 billion tonnes. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove all resource disclosure from your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George K. Schuler, Mining Engineer at (202) 551-3718 if you have questions regarding the engineering comments. Please contact Erin Jaskot, Staff Attorney, at (202) 551-3442, or me at (202) 551-3397, if you have any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Ross Kaufman, Esq. (*via E-mail*)
        Greenberg Traurig, LLP